Exhibit 12
ROCKWELL COLLINS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
YEAR ENDED SEPTEMBER 30, 2009
(in millions, except ratio)

	2009	2008	2007	2006	2005
Earnings available for fixed charges:
Income before income taxes	$867	$953	$843	$689	$547

Add / (Deduct):
Earnings from equity affiliates, net of distributions	(1)	1	(19)	2	(3)
Gain on sale of equity affiliate	-	-	-	(20)	-
	866	954	824	671	544
Add fixed charges included in earnings:
Interest expense	18	21	13	13	11
Interest element of rentals	20	16	9	9	8

Total earnings available for fixed charges	$904	$991	$846	$693	$563

Fixed charges:
Fixed charges included in earnings	$38	$37	$22	$22	$19
Capitalized interest	-	-	1	-	-
Total fixed charges	$38	$37	$23	$22	$19

Ratio of earnings to fixed charges (1)	24	27	37	32	30

(1)
In computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes, adjusted for income or loss attributable to minority interests in subsidiaries, undistributed earnings of less than majority owned subsidiaries, and fixed charges excluding capitalized interest.  Fixed charges are defined as interest on borrowings (whether expensed or capitalized) and that portion of rental expense applicable to interest.  Our ratio of earnings to combined fixed charges and preferred stock dividends for the period above are the same as our ratio of earnings to fixed charges because we had no shares of preferred stock outstanding for the periods presented and currently have no shares of preferred stock outstanding.  As disclosed in Note 16 of the Notes to Consolidated Financial Statements in Item 8, interest and penalties related to unrecognized tax benefits are recognized in income tax expense and are therefore excluded from the ratio of earnings to fixed charges.